Exhibit 2
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                   GENERAL EXTRAORDINARY SHAREHOLDERS MEETING
                        REPORT OF INSPECTOR'S OF ELECTION







The undersigned, in accordance with the appointment of the Chairman of the General Extraordinary Shareholders Meeting of DESC, S.A. DE C.V., certified that we have done the inspection of the admission cards and proxy letters exhibited and after the completion of the attendance list of the shareholders and their representatives present in this Meeting, certified that the following shares were represented as follows:



                  Series "A"                     534,401,903

                  Series "B"                     494,579,659

                  Series "C"                     71,413,676 with limited vote



Therefore, 1,028,981,562 shares with full voting rights of DESC, S.A. DE C.V. were present, of a total of 1,164,669,660, which represent 88.35% of such capital with full voting rights (Series "A" and "B").



                         Mexico, D.F., December 8, 1999.



                                   Sincerely,



  /s/ Arturo D'Acosta Ruiz                  /s/ Alberto Morett Lopez
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      ARTURO D'ACOSTA RUIZ                      ALBERTO MORETT LOPEZ






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